
UNITED STATES
ꞌCURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **J.W. Cole Financial, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

3550 Buschwood Park Drive, Suite 135

(No. and Street)

Tampa   **Florida**   **33618**

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Wood   813-962-3335

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alessandri & Alessandri, P.A.

MAY 3 1 2006

THOMSON FINANCIAL

                         (Name – *if individual, state last, first, middle name*)

5121 Ehrlich Road, Suite 107-B   **Tampa**   **Florida**   **33624**

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 0 1 2006 WASH. D.C. 203 SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Robert J. Wood** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
J.W. Cole Financial, Inc. _____ , as
of ___December 31_____ , 20 _05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

J.W. Cole Financial, Inc.

FINANCIAL STATEMENTS
December 31, 2005

A



ALESSANDRI & ALESSANDRI, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
J. W. Cole Financial, Inc.

We have audited the accompanying statement of financial condition of J. W. Cole Financial, Inc., as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. W. Cole Financial, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alessandri & Alessandri, P.A.

February 23, 2006

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
WWW.AACPAS.COM
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants

ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
J.W. Cole Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of J.W. Cole Financial, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. During our audit, nothing came to our attention which indicated that, as of the examination date, the Company was not complying with the conditions of the exemption. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has a responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of the internal control structure would not necessarily disclose all matters in the internal

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
WWW.AACPAS.COM
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants

control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 23, 2006

A

J. W. COLE FINANCIAL, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS

Cash	$	94,542
Commissions Receivable		148,880
Total Current Assets		243,422

EQUIPMENT & FURNITURE

Furniture and Fixtures (less accumulated depreciation of $7,226)	14,501
Computer, Equipment, & Software (less accumulated depreciation of $10,679)	4,934
Total Equipment & Furniture	19,435

OTHER ASSETS

Prepaid Leases		3,466
Software License Fee (less accumulated amortization of $1,667)		3,333
Clearing Deposits & House Accounts		106,015
Total Other Assets		112,814
Acquisition of Software License		
TOTAL	$	375,671

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions Payable	$	139,178
Accrued Expenses		3,319
Payroll Taxes Payable		268
Retirement Plan Payable		26,800
Total Current Liabilities		169,565

LONG-TERM LIABILITIES

Note Payable	20,500
	20,500

Total Liabilities	190,065

STOCKHOLDER'S EQUITY

Common Stock - $12.9032 Par Value; 100 shares authorized; 77.5 shares issued and outstanding	1,000
Paid-in-Capital	76,500
Retained Earnings	108,106
Total Stockholder's Equity	185,606

TOTAL	$	375,671

See Notes to Financial Statements.



J. W. COLE FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Commissions		$ 7,439,152
		7,439,152
OPERATING EXPENSES:		
Salaries, Wages, Payroll Taxes, RIA Fees and Commissions	6,545,502	
Professional Fees	10,233	
Licenses, Taxes-Other & SIPC	102,330	
Rent	34,210	
Consultants	286,457	
Insurance	116,511	
Office Supplies & Miscellaneous	147,658	
Depreciation and Amortization	10,525	7,253,426
INCOME FROM OPERATIONS		185,726
OTHER INCOME & EXPENSE		
Acquisition of Software License		2,134
Interest Expense		2,460
		(326)
INCOME BEFORE INCOME TAXES		185,400
PROVISION FOR INCOME TAXES		-
NET INCOME		$ 185,400

A

J. W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock | | | Retained Earnings |
	Shares	$	Paid-In-Capital	(Loss)
Balance, December 31, 2004	77.50	$ 1,000	$ 76,500	$ 52,706
Dividend Distributions				(130,000)
Net Income				185,400
Balance, December 31, 2005	77.50	$ 1,000	$ 76,500	$ 108,106

A

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:

Net Income (Loss) From Operations:	$	185,400
Add: Non-Cash Items		
Depreciation and Amortization		10,525
Changes in Assets and Liabilities:		
Receivables		(52,852)
Current Liabilities		100,065
Clearing Deposit & House Account		(49,643)
Net Cash From (To) Operating Activities		193,495

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:

Acquisition of Equipment and Furniture	(21,591)
Acquisition of Software License	(5,000)
Net Cash From (To) Investing Activities	(26,591)

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:

Dividend Distributions	(130,000)
Net Cash From (To) Financing Activities	(130,000)
Increase (Decrease) in Cash	36,904
Cash Balance, December 31, 2004	57,638
Cash Balance, December 31, 2005	$ 94,542

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest Paid	$	2,460

See Notes to Financial Statements.



J. W. COLE FINANCIAL, INC.   **Schedule   I**

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

NET CAPITAL:

STOCKHOLDER'S EQUITY, December 31, 2005	$	185,606
ADD CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		
Liabilities subordinated to claims of general creditors		20,500
Total capital and allowable subordinated liabilities		206,106
DEDUCT NON-ALLOWABLE ASSETS:		
Furniture & Fixtures and Computer Equipment		(19,435)
NET CAPITAL	$	186,671
AGGREGATE INDEBTEDNESS	$	190,065

Acquisition of Software License

Minimum Net Capital Required	$	50,000
Excess Net Capital	$	136,671
Ratio: Aggregate Indebtedness to Net Capital		1.015 to 1

A

NOTE 1 - ORGANIZATION & HISTORY

J.W. Cole Financial, Inc. (the "Company") was incorporated as a Florida Corporation on October 14, 2002. In September 30, 2003, the Company completed its arrangements; including the acquisition of certain fixed assets and clearing accounts for approximately $40,500 and $50,000 respectively in order to operate as a securities broker-dealer, as such is defined by the Securities and Exchange Commission, and is subject to the rules and regulations of the Commission and related supervisory agencies. The Company operates as a securities broker dealer generally in the west central Florida area.

NOTE 2 - SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year -The Company has elected a calendar year ending December 31.

Equipment, Software, & Furniture & Fixtures – Equipment, Software, & Furniture & Fixtures are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three, five, or seven years). The costs of replacements, renewals, and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Revenue Recognition – The Company recognizes revenue from due diligence activities when the fees are received and from commissions as well as related expenses on securities transactions on a trade date basis as securities transactions occur.

Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes - The Company has elected Sub-chapter S status under the Internal Revenue Code of the United States of America. Under such election, the Company, generally, is not subject to income taxes, and its profits and losses are passed on to the shareholders of the Company. Accordingly, the Company does not record any liability for income taxes. Under such, the Company is not a tax paying entity and is not subject to income taxes, and its profits and losses are passed on to the shareholders. Accordingly, the Company does not record any liability for income taxes as prescribed under FAS No. 109 "Accounting for Income Taxes."

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of Newly Issued Accounting Standards - Periodically the Financial Accounting Standards Board and the American Institute of Certified Public Accountants issue pronouncements that establish accounting and financial statement reporting standards. Adoption of the standards, as applicable, are not expected to have a material impact upon the financial statements of the Company.



NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had a net capital of $186,671 which was in excess of its required net capital of $50,000; and aggregate indebtedness of $190,065. The Company's ratio of aggregate indebtedness to net capital was 1.015 to 1.

NOTE 4 - CLEARING DEPOSIT AND HOUSE ACCOUNT

The Company has entered into an agreement with a clearing agent to process the transactions for the Company. The clearing agent required the Company to put a refundable deposit on account with the clearing agent. The deposit earns interest and is refundable should the Company cease to use the clearing agent to process their transactions.

The cash balances of the clearing deposits account and the house accounts at December 31, 2005 were $50,000 and $56,015 respectively.

NOTE 5 – OTHER ASSETS

Other Assets represents prepaid auto leases of $3,466 and a software license fee of $3,333. Both assets are net of accumulated amortization.

NOTE 6 – CURRENT LIABILITIES

Current Liabilities represents accrued expenses of $3,319 and retirement plan payable of $26,800. Accrued Expenses represents monthly operating expense amounts accrued and payable in 2006. Retirement Plan Payable represents the Company's retirement contributions for 2005 which are due in 2006.

NOTE 7 - NOTES PAYABLE

The Company borrowed funds, of $40,500, from another corporation from whom it had entered into an asset purchase agreement. In September 2003, the note was subsequently subordinated in order to meet the higher net capital requirement of $50,000 under the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). The note bears interest at 12% per annum and requires payment of interest only in the amount of $205 per month until maturity. The note matures on September 5, 2006. No prepayment of such note is permitted during the first twelve months. This period terminated on September 4, 2004.

During 2004, the Company repaid $20,000 of the note payable leaving a balance of $20,500. Monthly payments represent interest only.

The Company set up a line of credit in the amount of $50,000 with its current bank as part of its original banking relationship. Such line of credit has had no activity in 2005 and the Company does not expect to make use of the line of credit in the future.



NOTE 8 - LEASES

In September 2003, the Company negotiated a lease for new office space for a period of 54 months ending in February 2008. The monthly base rental payment, plus applicable sales tax, is due as follows:

Period		Monthly Base Rent
03/01/04 - 02/28/05		$2,474.67
03/01/05 - 02/28/06		$2,560.00
03/01/06 - 02/28/07		$2,645.33
03/01/07 - 02/28/08		$2,730.67

In 2005, the Company negotiated two leases for company vehicles. Each lease has a term of 36 months, with one lease ending in January 2008 and the other ending in June 2008. The annual lease payments, including applicable sales tax, are due as follows:

Year		Annual Lease		Year		Annual Lease
2005		$7,008.87		2005		$3,453.18
2006		$7,646.04		2006		$6,906.36
2007		$7,646.04		2007		$6,906.36
2008		$637.17		2008		$3,453.18

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with other securities broker-dealers and individuals. In the event these broker-dealers and/or individuals do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each party.

NOTE 10 - CONTINGENCIES

The Company entered into a consulting agreement in October 2003 for certain support and administrative services to the Company based on an agreed upon hourly rate and to reimburse the consultants for expenses incurred. Fees paid to the consultants totaled $282,145 for the period ended December 31, 2005.

NOTE 11 - COMMON STOCK

The Company is authorized to issue 100 shares of common stock with a par value of $12.9032; of which 77.50 shares were issued and outstanding as of December 31, 2005. Distributions are payable when declared by the Board of Directors. During 2005, the Company declared and paid a dividend of $1,677.42 per share for a total distribution of $130,000.



NOTE 12 - INCOME TAXES

The Company has elected Sub-chapter S status under the Internal Revenue Code of the United States of America. Under such election, the Company, generally, is not subject to income taxes, and its profits and losses are passed on to the shareholders of the Company. Accordingly, the Company does not record any liability for income taxes. Under such, the Company is not a tax paying entity and is not subject to income taxes, and its profits and losses are passed on to the shareholders.

